File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY

ACT OF 1940, AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS

OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC., HERCULES TECHNOLOGY II, L.P., HERCULES TECHNOLOGY III, L.P., HERCULES TECHNOLOGY IV, L.P., HERCULES TECHNOLOGY SBIC MANAGEMENT, LLC, HERCULES FUNDING II LLC, HERCULES TECHNOLOGY MANAGEMENT CO II, INC., HERCULES TECHNOLOGY MANAGEMENT CO III, INC., HERCULES TECHNOLOGY MANAGEMENT CO V, INC., HYDRA VENTURES LLC, HYDRA MANAGEMENT LLC, HERCULES ENERGY TECHNOLOGY AND RESOURCE MANAGEMENT, INC., OLYMPUS ADVISERS, LLC.

400 Hamilton Avenue

Suite 310

Palo Alto, CA 94301

(650) 289-3060

All Communications, Notices and Orders to:

Mr. Manuel A. Henriquez

Chief Executive Officer

Hercules Technology Growth Capital, Inc.

Hercules Energy Technology and Resource Management, Inc.

400 Hamilton Avenue

Suite 310

Palo Alto, CA 94301

(650) 289-3060

Copies to:

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Avenue, N.W., Suite 700

Washington, DC 20001-3980

April 22, 2014

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

HERCULES TECHNOLOGY GROWTH CAPITAL, INC., HERCULES TECHNOLOGY II, L.P., HERCULES TECHNOLOGY III, L.P., HERCULES TECHNOLOGY IV, L.P., HERCULES TECHNOLOGY SBIC MANAGEMENT, LLC, HERCULES FUNDING II LLC, HERCULES TECHNOLOGY MANAGEMENT CO II, INC., HERCULES TECHNOLOGY MANAGEMENT CO III, INC., HERCULES TECHNOLOGY MANAGEMENT CO V, INC., HYDRA VENTURES LLC, HYDRA MANAGEMENT LLC, HERCULES ENERGY TECHNOLOGY AND RESOURCE MANAGEMENT, INC., OLYMPUS ADVISERS, LLC.

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

(650) 289-3060

File No. 812-

Investment Company Act of 1940

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APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT.

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 promulgated under the Act,2 permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

•	Hercules Technology Growth Capital, Inc. (“HTGC”);

•	Hydra Ventures LLC (“Hydra Ventures”), a BDC Downstream Fund (as defined below) managed by HTGC;

•	Hercules Technology II, L.P., Hercules Technology III, LP, Hercules Technology IV, L.P., Hercules Technology SBIC Management, LLC, Hercules Funding II LLC, Hercules Technology Management Co II, Inc., Hercules Technology Management Co III, Inc., Hercules Technology Management Co V, Inc., and Hydra Management LLC, each of which are wholly owned subsidiaries of HTGC, (collectively, the “Existing Wholly-Owned Investment Subs”);

•	Hercules Energy Technology and Resource Management, Inc. (the “Existing Affiliated Fund”);[3] and

•	Olympus Advisers, LLC[4] (“Olympus”).

In this Application:

•	The term “Affiliated Funds” means the Existing Affiliated Fund and the Future Affiliated Funds (as defined below).

•	The term “Affiliated Investment Advisers” means Olympus, together with any future investment adviser controlling, controlled by or under common control with Olympus or HTGC.

•	The term “Applicants” refers to HTGC, Hydra Ventures, the Existing Wholly-Owned Investment Subs, the Existing Affiliated Fund, and Olympus.

•	The term “BDC Downstream Fund” means, with respect to any Regulated Entity, an entity that the Regulated Entity directly or indirectly controls, (b) that is not controlled by any person other than the Regulated Entity (except a person that indirectly controls the entity solely because it controls the Regulated Entity), (c) that would be an investment company but for section 3(c)(1) or 3(c)(7), (d) whose investment adviser is the Regulated Entity, a person that the Regulated Entity directly or indirectly controls or an Adviser, and (e) whose investment adviser is registered under the Advisers Act.

•	The term “Board” means, with respect to any Regulated Entity (as defined below), the board of directors of that Regulated Entity (including the HTGC Board, for HTGC).

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]	No Existing Affiliated Fund is a subsidiary of a Regulated Entity (as defined below).
[4]	Olympus is a domestic limited liability company and is directly controlled by the Principals (as defined below). Olympus is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

•	The term “Co-Investment Transaction” means any transaction in which a Regulated Entity (or its Wholly-Owned Investment Sub, as defined below) participated, in reliance on the Order, (a) together with one or more other Regulated Entities and/or (b) together with one or more Affiliated Funds.

•	The term “Future Affiliated Funds” means any entity whose (i) investment adviser is an Affiliated Investment Adviser, (ii) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act and (iii) that is not a subsidiary of a Regulated Entity.

•	The term “Independent Directors” means, with respect to any Board, the directors who are not “interested persons” within the meaning of Section 2(a)(19).

•	The term “Participating Funds” means Affiliated Funds that have the capacity to, and elect to, co-invest with the Regulated Entities.

•	The term “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Entity (or its Wholly-Owned Investment Sub) could not participate together with one or more Regulated Entities and/or together with one or more Affiliated Funds without obtaining and relying on the Order.

•	The term “Regulated Entity” means any of (i) HTGC, (ii) any future BDC[5] whose investment adviser is a Regulated Entity Adviser, or (iii) any BDC Downstream Fund.

•	The term “Regulated Entity Advisers” means (i) HTGC, (ii) Olympus, and (iii) any future investment adviser controlling, controlled by or under common control with Olympus or HTGC.

•	The term “SBIC Subsidiary” means an entity that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (an “SBIC”).

•	The term “Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests), (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which the Regulated Entity’s Board has the sole authority to make all determinations with respect to the entity’s participation under the conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. All subsidiaries participating in the Co-Investment Program will be Wholly-Owned Investment Subs and will have Objectives and Strategies (as defined below) that are either substantially the same as, or a subset of, their parent

[5]	Section 2(a)(48) defines a business development company (“BDC”) to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

Regulated Entity’s Objectives and Strategies. An SBIC Subsidiary may be a Wholly-Owned Investment Sub if it satisfies the conditions in this definition. The Existing Wholly-Owned Investment Subs satisfy the conditions in this definition.

The relief requested in this application for an Order (the “Application”) would allow a Regulated Entity and one or more other Regulated Entities and/or one or more Affiliated Funds to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d-1 (the “Co-Investment Program”).6

A Regulated Entity may, from time to time, form, and HTGC has formed, one or more Wholly-Owned Investment Subs. Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or another Regulated Entity because it would be a company controlled by the Regulated Entity for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Entity that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Sub. The Regulated Entity’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the Regulated Entity will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Sub.

All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the Application.

I.	GENERAL DESCRIPTION OF APPLICANTS

A.	HTGC

HTGC was organized under the General Corporation Law of the State of Maryland on December 18, 2003 and commenced investment operations in September 2004. HTGC is organized as an internally managed, closed-end, non-diversified management investment company and has its principal place of business in Palo Alto, California and additional offices in Boston, MA, New York, NY, Boulder, Colorado and McLean, Virginia. HTGC elected to be regulated as a BDC pursuant to Section 54(a) of the Act on February 22, 2005.7 Prior thereto, HTGC relied on the exception from the definition of investment company contained in Section 3(c)(7) of the Act.

[6]	A Regulated Entity may, subject to the terms and conditions of the Order, make additional investments in securities of issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”).
[7]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

On February 22, 2005, HTGC filed with the Commission its registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), in connection with its initial public offering of common stock. HTGC’s common stock trades on the New York Stock Exchange under the symbol “HTGC.” HTGC has also made an election to be treated for tax purposes as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue make such elections in the future.

On February 21, 2014, HTGC registered as an investment adviser under the Advisers Act. HTGC will act as investment adviser to Hydra Ventures LLC and may also act as investment adviser to other BDC Downstream Funds in the future.

HTGC is a specialty finance company focused on providing senior secured loans to venture capital-backed companies in technology-related markets, including technology, biotechnology, life science and energy and renewables technology industries at all stages of development. HTGC’s investment objective is to maximize its portfolio total return by generating current income from its debt investments and capital appreciation from its equity-related investments. HTGC’s primary business objectives are to increase its net income, net operating income and net asset value by investing in structured debt with warrants and equity of venture capital and private equity backed technology-related companies with attractive current yields and the potential for equity appreciation and realized gains. As of December 31, 2013, HTGC had 62 employees.

Before HTGC proceeds with any investment, it must obtain the approval of a majority of its investment committee and the affirmative vote of its Chief Executive Officer. The investment committee is comprised of the Chief Executive Officer, the Chief Financial Officer, the Chief Credit Officer, the Senior Managing Director of the Life Sciences Group and the Senior Managing Director of the Energy Technology Group. It meets weekly and more frequently on an as-needed basis. The Senior Managing Directors abstain from voting with respect to investments they originate.

HTGC’s Board is currently composed of four directors, three of whom are Independent Directors. The business and affairs of HTGC are managed under the direction of the Board. No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of HTGC.

B.	Hydra Ventures

Hyrdra Ventures was formed as a Delaware limited liability company in December 2006. Hydra Ventures would be an investment company but for Section 3(c)(7) of the Act. Hydra Ventures is a venture leasing fund that intends to provide equipment-based financing solutions primarily to early- through expansion-stage, technology-related companies backed by leading venture capital and private equity firms. Its investment objective is a subset of HTGC’s.

C.	Existing Wholly-Owned Investment Subs

The Existing Wholly-Owned Investments Subs, described in more detail below, are Wholly-Owned Investment Subs of HTGC.

•	Hercules Technology II, L.P. (“HT II”), Hercules Technology III, L.P. (“HT III”) and Hercules Technology IV, L.P. (“HT IV”) are Delaware limited partnerships that were formed in January 2005, September 2009 and December 2010, respectively. HT II and HT III are licensed to operate as SBICs.

•	Hercules Technology SBIC Management, LLC is a Delaware limited liability company that was formed in November 2003 and serves as the sole limited partner and general partner of HT II, HT III and HT IV.

•	Hercules Funding II LLC was formed as a Delaware limited liability company in July 2008 for the purpose of serving as a financing subsidiary for Hercules Technology Growth Capital, Inc.’s credit facility with Wells Fargo Capital Finance.

•	Hercules Technology Management Co II, Inc. was formed in April 2008, Hercules Technology Management Co III, Inc. and Hercules Technology Management Co V, Inc. are Delaware corporations that were formed in May 2008, for the purpose of serving as financing subsidiaries.

•	Hydra Management LLC was formed as a Delaware limited liability company in December 2006 for the purpose of serving as a financing subsidiary.

D.	The Existing Affiliated Fund

The Existing Affiliated Fund was incorporated in Maryland on May 23, 2011. The Existing Affiliated Fund is a specialty finance company formed for the purpose of lending to, and investing in, privately held and select publicly traded energy and renewables technology companies (“Energy Technology companies”). Energy Technology companies provide a diverse range of products, technologies, services and processes designed to harness renewable energy and materials, eliminate emissions, reduce waste and harmful chemicals, reduce the use of natural resources and otherwise increase the energy efficiency of existing systems, among other activities. The Existing Affiliated Fund’s investment objective is to maximize its portfolio’s total return by generating current income from its debt investments and potential capital appreciation from its equity and equity-related investments, which is a subset of HTGC’s investment objective. The Existing Affiliated Fund would be an investment company but for Section 3(c)(7) of the Act. It may elect to be regulated as a BDC in the future, and at that time it would be treated as a Regulated Entity for the purposes of the Order. The Existing Affiliated Fund has not yet commenced operations. The Existing Affiliated Fund’s principal place of business is 400 Hamilton Avenue, Suite 310, Palo Alto, California 94301.

The Existing Affiliated Fund ’s investment activities will be managed by Olympus. Olympus is managed by investment professionals who are also members of HTGC’s management team. Manuel A. Henriquez serves as Chairman of the Board, President and Chief Executive Officer of the Existing Affiliated Fund.

The board of directors of The Existing Affiliated Fund (the “The Existing Affiliated Fund Board”) is currently intended to be composed of a majority of directors who are Independent Directors. The Existing Affiliated Fund Board is intended to consist of at least four directors upon commencement of its initial public offering, at least three of whom will be Independent Directors. There will be no overlap with HTGC’s Board. The business and affairs of the Existing Affiliated Fund will be managed under the direction of the Existing Affiliated Fund Board. The Existing Affiliated Fund Board will delegate daily management and investment authority to the Olympus pursuant to an investment advisory agreement (the “Investment Advisory Agreement”). Olympus will be managed by investment professionals who are also members of HTGC’s management team. HTGC will provide certain administrative and other services to the Existing Affiliated Fund pursuant to an administration agreement and will provide Olympus with access to HTGC’s database of industry contacts and other information.

E.	Olympus

Olympus was organized as a limited liability company under the laws of the state of Delaware on May 23, 2011 and is registered under the Advisers Act. Under the Investment Advisory Agreement, the Existing Affiliated Fund would pay Olympus an annual base management fee based on its gross assets (temporarily reduced during the one-year period immediately following the completion of its initial public offering), as well as a two-part incentive fee designed to compensate the Olympus based solely on performance. The management of Olympus is intended to be substantially the same individuals8 who comprise HTGC’s investment committee (such individuals, the “Principals”).

II.	RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A.	Co-Investment in Portfolio Companies by the Regulated Entities and the Affiliated Funds

It is anticipated that each Regulated Entity may co-invest in portfolio companies with one or more Affiliated Funds advised by the Affiliated Investment Advisers and/or one or more other Regulated Entities.

1. Reasons for Co-Investing

It is anticipated that co-investment in portfolio companies by the Regulated Entities and the Affiliated Funds should increase the number of favorable investment opportunities for the Regulated Entities. The Co-Investment Program will be implemented if it is approved by a Required Majority (as defined below) of the applicable Regulated Entity.

The Regulated Entity Advisers expect that co-investment by the Regulated Entities and the Affiliated Funds, or among the Regulated Entities themselves, will provide the Regulated Entities with the ability to achieve greater diversification and, together with the Affiliated Funds, the opportunity to exercise greater influence on the portfolio companies in which the Regulated Entities and the Participating Funds co-invest.

A BDC that makes investments of the type contemplated by the Regulated Entities typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed limits on exposure in a single investment. In addition, the Code imposes diversification requirements on companies, such as the Regulated Entities, which seek certain favorable tax treatment under Subchapter M of the Code.9 In view of the foregoing, in cases when a Regulated Entity Adviser identifies investment opportunities requiring larger capital commitments it must seek the participation of other entities with similar investment styles. The availability of the Affiliated Funds and/or other Regulated Entities as investing partners of a Regulated Entity may alleviate the necessity in certain circumstances.

[8]	Currently, these individuals are Manuel A. Henriquez, Jessica Baron, Scott Bluestein, Todd Jacquez- Fissori and Parag Shah.
[9]	See I.R.C. Section 851(b)(3).

Without the opportunity for co-investment, each Regulated Entity, acting alone, might have to forego some investment opportunities if the respective Regulated Entity cannot provide all of the financing required by a potential portfolio company. Portfolio companies may reject an offer of funding arranged by A Regulated Entity Adviser as a result of the Regulated Entity’s inability to commit the entire amount of financing required by the portfolio company in a timely manner. By reducing the number of instances in which a Regulated Entity’s individual or aggregate investment limits require the Regulated Entity Adviser to arrange a syndicated financing with unaffiliated entities, the Regulated Entities likely will be required to forego fewer attractive investment opportunities. With the assets of the Affiliated Funds along with the assets of the other Regulated Entities available for co-investment, there should be an increase in the number of opportunities accessible to each Regulated Entity.

The Regulated Entity Advisers and the Board of each of the Regulated Entities believe that it would be desirable for the Regulated Entities to co-invest with other Regulated Entities and with the Affiliated Funds, and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Regulated Entities.

At least annually, the Board of each of the Regulated Entities will review the rationale for the Co-Investment Program and evaluate whether the program remains important to the Regulated Entities.

2. Mechanics of the Co-Investment Program

In selecting investments for each Regulated Entity, the Regulated Entity Advisers will consider the investment objective, investment policies, investment position, capital available for investment, and other factors relevant to the respective Regulated Entities they advise. Similarly, in selecting investments for the Affiliated Funds, the Affiliated Investment Adviser will choose investments separately for each entity, considering, in each case, the investment objective, investment policies, investment position, capital available for investment, and other factors relevant to that particular investing entity. The Regulated Entity Advisers expect that any portfolio company that is an appropriate investment for a Regulated Entity should also be an appropriate investment for one or more other Regulated Entities and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

The Regulated Entity Adviser, as applicable, will present each Proposed Co-Investment Transaction and the proposed allocation of each investment opportunity to the directors of the relevant Regulated Entity’s Board that are eligible to vote under Section 57(o) (the “Eligible Directors”). The “required majority,” as defined in Section 57(o) (“Required Majority”) of a Regulated Entity will approve each Co-Investment Transaction prior to any investment by the Regulated Entity. No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Regulated Entity. With respect to the participation of a BDC Downstream Fund in a Co-Investment Transaction, for purposes of the Order, the Board of the Regulated Entity that directly or indirectly controls the BDC Downstream Fund will make the determinations required by the conditions of the Order on behalf of the BDC Downstream Fund.

All subsequent activity (i.e., exits or Follow-On Investments) in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application.

A Regulated Entity may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Entity and Affiliated Fund is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the board of directors of the Regulated Entity has approved that Regulated Entity’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Entity. If the Board has not given such approval in advance, any such disposition or Follow-On Investment will be submitted to the Regulated Entity’s Eligible Directors. The Board of a Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Co-Investment Program stipulates that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the applicable Regulated Entity’s purchase be the same as those applicable to the purchase by the other Regulated Entities and/or Participating Funds.

The amount of each Regulated Entity’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

B.	Applicable Law

1. Sections 57(a)(4) and 57(i), and Rule 17d-1

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by such BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC or a company controlled by such BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Entities and Affiliated Funds (other than a Regulated Entity that controls the applicable BDC Downstream Fund) on the other, may not co-invest absent an order because the BDC Downstream Funds are controlled by a Regulated Entity and the Affiliated Funds and other Regulated Entities are included in Section 57(b).

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC or controlled company in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) and Rule 57b-1

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

C.	Need For Relief

Co-Investment Transactions may be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that the Affiliated Funds and the other Regulated Entities fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder, vis-à-vis each Regulated Entity.

First, the Regulated Entities and the Affiliated Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3). An Existing Affiliated Investment Adviser is or will be the investment adviser to each of the Affiliated Funds. A Regulated Entity Investment Adviser is or will be the investment adviser to each of the Regulated Entities. The Existing Affiliated Investment Advisers and the Regulated Entity Advisers are each under the common control of the Principals. To the extent that the Regulated Entities and the Affiliated Funds may be deemed to be controlled by or under the common control with the Regulated Entity Advisers, the Regulated Entities and the Affiliated Funds may be deemed affiliated persons within the meaning of Section 2(a)(3).

Second, each Regulated Entity may be deemed to be affiliated persons of each other Regulated Entity within the meaning of Section 2(a)(3). A Regulated Entity Adviser is the investment adviser to each of the Regulated Entities. To the extent that a Regulated Entity may be deemed to be controlled by or under common control with each of the Regulated Entity Advisers, each Regulated Entity may be deemed affiliated persons of each other Regulated Entity within the meaning of Section 2(a)(3).

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) and Rule 17d-1, permitting (a) the Existing Affiliated Fund, and any Future Affiliated Funds, to participate with one or more Regulated Entities in the Co-Investment Transactions, and (b) the Regulated Entities to participate in the Co-Investment Transactions with each other.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.10 Although the various precedents may involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Medley Capital Corporation and its affiliates, for which an order was granted on November 25, 2013.11 We also note that the Commission has granted co-investment relief to permit a BDC and its SBIC subsidiary to co-invest with another fund.12

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing

[10]	See, e.g., NF Investment Corp., et al. (File No. 812-14161) Investment Company Act Release Nos. 30900 (notice) (Jan. 31, 2014) and 30968 (order) (Feb. 26, 2014); Prospect Capital Corporation, et. al. (File No. 812-14199) Investment Company Act Release Nos. 30855 (notice) (Jan. 13, 2014) and 30909 (order) (Feb. 10, 2014); Medley Capital Corporation, et. al. (File No. 812-14020) Investment Company Act Release Nos. 30769 (notice) (Oct. 28, 2013) and 30807 (order) (Nov. 25, 2013);.
[11]	See note 10, supra.
[12]	Main Street Capital Corporation et. al., Investment Company Act Release Nos. 28265 (May 8, 2008) (notice) and 28295 (June 3, 2008) (order).

plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority of each Regulated Entity will approve each Co-Investment Transaction before the investment is made, and other protective conditions set forth in this Application will ensure that the Regulated Entities will be treated fairly. Each Regulated Entity would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions.

The conditions to which the requested relief will be subject are designed to ensure that the Regulated Entity Advisers, the Affiliated Investment Advisers or the Principals would not be able to favor the Affiliated Funds over the Regulated Entities (or one Regulated Entity over another) through the allocation of investment opportunities among them. Because many attractive investment opportunities for a Regulated Entity will also be attractive investment opportunities for one or more other Regulated Entities and/or one or more Affiliated Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either one Regulated Entity or the Affiliated Funds as opportunities arise.

Applicants submit that the Regulated Entities’ participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants. Applicants believe that the conditions will ensure that the Regulated Entity Advisers, the Affiliated Investment Advisers and the Principals would not be able to favor the Affiliated Funds over the Regulated Entities (or one Regulated Entity over another) through the allocation of investment opportunities among them because, as a guiding principle, the conditions permit a co-investment transaction only if the Eligible Directors have made a determination that the proposed investment would not benefit an affiliated person other than the fund participating in the transaction and then only to the extent strictly permitted by the conditions.

G.	Conditions

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

1. Each time A Regulated Entity Adviser or an Affiliated Investment Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Entity that falls within the then-current Objectives and Strategies of a Regulated Entity,13 the appropriate Regulated Entity Adviser will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

[13]	“Objectives and Strategies” means the Regulated Entity’s investment objectives and strategies, as described in the Regulated Entity’s registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Entity’s reports to stockholders.

2. (a) If a Regulated Entity Adviser deems a Regulated Entity’s participation in any Potential Co-Investment Transaction to be appropriate for such Regulated Entity, it will then determine an appropriate level of investment for such Regulated Entity.

(b) If the aggregate amount recommended by Regulated Entity Advisers to be invested by the Regulated Entities in such Potential Co-Investment Transaction, together with the amount proposed to be invested by each Participating Fund, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on each participating party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Regulated Entity Advisers will provide the respective Eligible Directors with information concerning each party’s available capital to assist the Eligible Directors with their review of such Regulated Entity’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Regulated Entity Advisers will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Entity and any Participating Fund, to the Eligible Directors of each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with another Regulated Entity and/or any Participating Fund only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority of the Regulated Entity concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its stockholders and do not involve overreaching in respect of the Regulated Entity or its stockholders on the part of any person concerned;

(ii) the transaction is consistent with

(A) the interests of the Regulated Entity’s stockholders; and

(B) the Regulated Entity’s then-current Objectives and Strategies.

(iii) the investment by another Regulated Entity or one or more Participating Funds would not disadvantage the Regulated Entity, and participation by such Regulated Entity is not on a basis different from or less advantageous than that of any Participating Fund or other Regulated Entity; provided that, if any Participating Fund or other Regulated Entity, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Eligible Directors shall have the right to ratify the selection of such director or board observer, if any;

(B) the Regulated Entity Adviser agrees to, and does, provide periodic reports to the Board of the applicable Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any other Regulated Entity or any Participating Fund or any affiliated person of either receives in connection with the right of a Participating Fund or other Regulated Entity to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any Participating Funds (who may, in turn, share their portion with their affiliated persons) and the participating Regulated Entities in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Entity will not benefit the Regulated Entity Advisers, the Affiliated Funds or other Regulated Entities, or any affiliated person of any of them (other than the other parties to the Co-Investment Transaction), except (a) to the extent permitted by condition 13; (b) to the extent permitted by Sections 17(e) or 57(k), as applicable; (c) indirectly, as a result of an interest in securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Regulated Entity Advisers will present to the Board of each Regulated Entity, as applicable, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the Affiliated Funds and other Regulated Entities during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies that were not made available to the respective Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made pursuant to condition 8 below, a Regulated Entity will not invest in reliance on the Order in any portfolio company in which any other Regulated Entity, any Affiliated Fund, or any affiliated person of any other Regulated Entity or Affiliated Fund is an existing investor.

6. A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for such Regulated Entity as for the Participating Funds and/or other Regulated Entities. The grant to an Affiliated Fund or another Regulated Entity, but not such Regulated Entity, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Regulated Entity or Participating Fund elects to sell, exchange, or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, then:

(i) the investment adviser to such Regulated Entity or Participating Fund will notify each other Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) the investment adviser to each other Regulated Entity that participated in the Co-Investment Transaction will formulate a recommendation as to participation by such Regulated Entity in the disposition.

(b) Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any Participating Funds and any other Regulated Entities.

(c) A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and the Participating Funds in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the applicable Regulated Entity has approved as being in the best interests of the applicable Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the applicable Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the applicable Regulated Entity Adviser will provide its written recommendation as to such Regulated Entity’s participation to the Eligible Directors, and such Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in such Regulated Entity’s best interests.

(d) Each Regulated Entity and each of the Participating Funds will bear its own expenses in connection with any such disposition.

8. (a) If any Regulated Entity or Participating Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, then:

(i) the investment adviser to such Regulated Entity or Participating Fund will notify each other Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) the investment adviser to each other Regulated Entity that participated in the Co-Investment Transaction will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Entity.

(b) A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and Participating Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; (ii) the Board of the applicable Regulated Entity has approved as being in the best interests of such Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the applicable Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the applicable Regulated Entity Adviser will provide its written recommendation as to such Regulated Entity’s participation to the Eligible Directors, and such Regulated Entity will participate in such follow-on investment solely to the extent that a Required Majority determines that it is in such Regulated Entity’s best interests.

(c) If, with respect to any follow-on investment:

(i) the amount of the opportunity is not based on the Regulated Entities’ and the Participating Funds’ outstanding investments immediately preceding the follow-on investment; and

(ii) the aggregate amount recommended by the applicable Regulated Entity Adviser to be invested by each Regulated Entity in such Co-Investment Transaction, together with the amount proposed to be invested by the Participating Funds and/or other Regulated Entity, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the amount to be invested by each such party will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and be subject to the other conditions set forth in the Application.

9. The Independent Directors of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Funds that the Regulated Entity considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Regulated Entities of participating in new and existing Co-Investment Transactions.

10. Each Regulated Entity will maintain the records required by section 57(f)(3) as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11. No Independent Director of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act) of, any of the Affiliated Funds.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Regulated Entity Advisers or the Affiliated Investment Advisers under their respective investment advisory agreements with the Regulated Entities and the Participating Funds, be shared by the applicable Regulated Entities and the Participating Funds in proportion to the relative amounts of their securities held or being acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by Section 57(k)(2) or 17(e)(2), as applicable) received in connection with a Co-Investment Transaction will be distributed to the applicable Regulated Entities and the Participating Funds on a pro rata basis based on the amounts each invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by a Regulated Entity Adviser or an Affiliated Investment Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Regulated Entity Adviser or such other adviser, as the case may be, at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among each applicable Regulated Entity and each Participating Fund based on the amount each invests in such Co-Investment

Transaction. None of the Affiliated Funds, Regulated Entity Advisers, Affiliated Investment Advisers, or any affiliated person of any of the Regulated Entities will receive additional compensation or remuneration of any kind (other than (a) in the case of the Regulated Entities and the Participating Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Regulated Entity Advisers and the Affiliated Advisers, investment advisory fees paid in accordance with the Regulated Entities’ and Affiliated Funds’ governing agreements) as a result of or in connection with a Co-Investment Transaction.

14. The Regulated Entity Advisers and the Affiliated Investment Advisers will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each Regulated Entity Adviser will be notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies of any Regulated Entity it advises and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

III. PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Manuel A. Henriquez

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Avenue, N.W., Suite 700

Washington, DC 20001-3980

B.	Authorizations

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that HTGC, by resolution duly adopted by its Board, on April 10, 2014 (attached hereto as Exhibit A), has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an order permitting certain joint transactions that may otherwise be prohibited by Section 57(a)(4) of such Act. Each person executing the application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 22nd day of April, 2014.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By:	/s/ Manuel A. Henriquez
Name:	Manuel A. Henriquez

Title:	Chief Executive Officer

HERCULES TECHNOLOGY II, L.P.

HERCULES TECHNOLOGY III, L.P.

HERCULES TECHNOLOGY IV, L.P.

HERCULES TECHNOLOGY SBIC MANAGEMENT, LLC

HERCULES FUNDING II LLC

HERCULES TECHNOLOGY MANAGEMENT CO II, INC.

HERCULES TECHNOLOGY MANAGEMENT CO III, INC.

HERCULES TECHNOLOGY MANAGEMENT CO V, INC.

HYDRA VENTURES LLC

HYDRA MANAGEMENT LLC

By:	/s/ Manuel A. Henriquez
Name:	Manuel A. Henriquez

Authorized Person

HERCULES ENERGY TECHNOLOGY AND RESOURCE MANAGEMENT, INC.

By:	/s/ Manuel A. Henriquez
Name:	Manuel A. Henriquez

Title:	Chief Executive Officer

OLYMPUS ADVISERS, LLC

By:	/s/ Manuel A. Henriquez
Name:	Manuel A. Henriquez

Title:	Managing Member

VERIFICATION

The undersigned states that he has duly executed the foregoing Application dated as of April 22, 2014 for and on behalf of Hercules Technology Growth Capital, Inc., Hercules Technology II, L.P., Hercules Technology III, L.P., Hercules Technology IV, LP, Hercules Technology SBIC Management, LLC, Hercules Funding II LLC, Hercules Technology Management Co II, Inc., Hercules Technology Management Co III, Inc., Hercules Technology Management Co V, Inc., Hydra Ventures LLC, Hydra Management LLC, Hercules Energy Technology and Resource Management, Inc. and Olympus Advisers, LLC; that he is an authorized officer of such entities and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Manuel A. Henriquez
Name: Manuel A. Henriquez

EXHIBIT A

Resolutions of the Board of Directors of Hercules Technology Growth Capital, Inc.

WHEREAS, the Board of Directors (the “Board”) of Hercules Technology Growth Capital, Inc. (the “Company”) deems it advisable and in the best interests of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the Act which such joint transactions and co-investments may otherwise be prohibited by Section 57(a)(4) of the Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) shall be, and each of them hereby is, authorized and empowered, by and on behalf of the Company, and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the Act or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and

FURTHER RESOLVED, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Company to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereto.